Exhibit 99.12

VERSES

VERSES Announces Proposed Warrant Amendment

VANCOUVER, British Columbia, May 19, 2023 -- VERSES AI Inc. (NEO:VERS) ("VERSES" or the "Company"), a cognitive computing company specializing in next generation Artificial Intelligence, announces its plan to amend certain terms of an aggregate of 1,316,787 Class A subordinate voting share purchase warrants, which were issued as consideration to certain arm's length finders (the "Finder Warrants") as consideration for the introduction of certain subscribers to the Company in connection with its private placement offering of 20,000,000 special warrants ("Special Warrants") at an issue price of $0.80 per Special Warrant for aggregate gross proceeds of $16,000,000, which completed in two tranches on October 21, 2021 and November 2, 2021.

Each Finder Warrant is exercisable at an issue price of $0.80 per Finder Warrant by the holder thereof into one unit of the Company (a "Finder Unit") for a period of 24 months from the date of issuance. Each Finder Unit is comprised of one Class A Subordinate Voting Share of the Company ("Class A Share") and one-half of one warrant to purchase one Class A Share (a "Finder Unit Warrant"), each Finder Unit Warrant entitling the holder thereof to acquire one Class A Share (a "Finder Unit Warrant Share") at an exercise price of $1.20 per Finder Unit Warrant Share for a period of 24 months following the date of issuance.

The Company wishes to amend the Finder Warrants by changing the expiration date of the Finder Warrants from October 21, 2023 and November 2, 2023, as applicable, to August 15, 2025 (the "Expiration Amendment").

The Expiration Amendment requires shareholder approval in accordance with policy 10.09(2) of the Neo Exchange Inc.'s ("NEO") listing manual. Pursuant to the exemption in 10.09(2), the Company expects to obtain written consents from over 50% of the disinterested shareholders of the Company for the Expiration Amendment.

The completion of the Expiration Amendment remains subject to receipt of the aforementioned disinterested shareholder approval as well as the acceptance of the NEO.

About VERSES

VERSES is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, VERSES flagship offering, GIA™, is an Intelligent Assistant for everyone powered by KOSMOS™, a network operating system enabling distributed intelligence. Built on open standards, KOSMOS transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and Twitter.

On Behalf of the Company
Gabriel René
VERSES Technologies Inc.
Co-Founder & CEO
press@verses.io

Media and Investor Relations Inquiries
Leo Karabelas
Focus Communications
President
info@fcir.ca
416-543-3120

This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this news release and include without limitation, statements regarding the Company's intention to complete the Expiration Amendment. In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, that the Company will obtain the requisite shareholder approval in connection with the proposed Expiration Amendment and that the Company will obtain NEO acceptance of the proposed

Expiration Amendment.

These forward-looking statements involve numerous risks and uncertainties, and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks relating to the Company being unable to obtain the requisite shareholder approval in connection with the proposed Expiration Amendment, the Company being unable to obtain NEO acceptance in connection with the proposed Expiration Amendment and other risk factors disclosed in the Company's disclosure record on www.sedar.com under the Company's profile. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information that is incorporated by reference herein, except in accordance with applicable securities laws.